[Letterhead of Sonnenschein Nath & Rosenthal LLP]

101 JFK Parkway Short Hills, NJ 07078-2708 973.912.7100 973.912.7199 fax www.sonnenschein.com

May 27, 2009

VIA EDGAR

Mr. Stephen G. Krikorian Ms. Tamara Tangen United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 4561 100 F Street, N.E. Washington, DC 20549

Re:	Wayside Technology Group, Inc. Form 10-K For the Year Ended December 31, 2008 Form 10-Q For the Quarterly Period Ended March 31, 2009 File No. 000-26408

Dear Mr. Krikorian and Ms. Tangen:

By letter dated May 18, 2009, you provided comments on the above-referenced filings of Wayside Technology Group, Inc. (the “Company”).  The Company is currently working on the responses to your comments and expects to submit its response letter on or before June 15, 2009.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (973) 912-7179 or Jeffrey A. Baumel at (973) 912-7189.

Sincerely,

/s/ Roland S. Chase

Roland S. Chase